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                          May 13, 2021

       Marco Levi
       Chief Executive Officer and Director
       Ferroglobe PLC
       13 Chesterfield Street
       London W1J 5JN, United Kingdom

                                                        Re: Ferroglobe PLC
                                                            Registration
Statement on Form F-3
                                                            Filed May 10, 2021
                                                            File No. 333-255973

       Dear Mr. Levi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Brett Nadritch